Exhibit 99.1

Qihoo 360 Reports Fourth Quarter and Fiscal Year 2012 Unaudited Financial Results

March 5, 2013 5:00 PM ET

BEIJING, March 5, 2013 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012.

Fourth Quarter Financial Highlights[1]

●	Revenues were $103.0 million, a 65% increase from $62.3 million in the fourth quarter of 2011.
●	Net income attributable to Qihoo 360 was $12.8 million, compared to $15.0 million in the fourth quarter of 2011.
●	Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP)[1] was $26.7 million, compared to $24.3 million in the fourth quarter of 2011.
●	Diluted earnings per ADS[2] ("EPADS") attributable to Qihoo 360 was $0.10, compared to $0.13 in the same period last year.
●	Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)[1] was $0.22, compared to $0.20 in the same period last year.

Fourth Quarter Operating Metrics

●	Total monthly active users of Qihoo 360's products and services reached a record 456 million in December 2012, compared to 402 million in December 2011[3].
●	User penetration of Qihoo 360's products was 96.5% in December 2012, compared to 93.8% in December 2011[3].
●	Total smartphone users of Qihoo 360's primary mobile security product [4] reached approximately 207 million in December 2012, compared to 53 million in December 2011.
●	Monthly active users of Qihoo 360's browsers reached a record 310 million in December 2012, compared to 255 million in December 2011[3].
●	User penetration of Qihoo 360's browsers reached a record 65.6% in December 2012, compared to 59.5% in December 2011[3].
●	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 91 million in the fourth quarter of 2012, compared to 65 million in the fourth quarter of 2011.
●	Average daily clicks on Qihoo 360's Personal Start-up Page and its sub-pages were approximately 450 million in the fourth quarter of 2012, compared to 235 million in the fourth quarter of 2011.
●	Paying users of Qihoo 360's web game platform were approximately 238,000 in December 2012, compared to 109,000 in December 2011.

Fiscal Year 2012 Highlights[1]

●	Revenues were $329.0 million, an increase of 96% from $167.9 million in 2011.
●	Net income attributable to Qihoo 360 was $46.8 million, an increase of 200% from $15.6 million in 2011.
●	Net income attributable to Qihoo 360 excluding share-based compensation ("non-GAAP")[1] was $97.4 million, an increase of 53% from $63.6 million in 2011.
●	Diluted EPADS[2] attributable to Qihoo 360 were $0.38, compared to $0.14 in 2011.
●	Diluted EPADS attributable to Qihoo 360 excluding share-based compensation (non-GAAP)[1] were $0.80 compared to $0.55 in 2011.

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[1]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.
[2]	American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.
[3]	User and market penetration data is based on data from iResearch as of December 2012.
[4]	Referring to 360 Mobile Safe, the Company's primary mobile security product.

"We are very pleased to report our eighth consecutive quarter of substantive growth. We delivered another full year of strong operating results and continued to outperform the industry, despite a challenging macro environment," commented Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360." We have set several new records in our financial and operating metrics, exceeding our internal expectations. Monthly active users of our PC-based products and services, which cover over 96% of the Chinese PC Internet population, increased to 456 million at the end of 2012. We have also established substantial leadership in mobile security and the number of Chinese smartphone users of 360 Mobile Safe, our key mobile security product, has reached 207 million."

"Our company-wide focus on product development and technology innovation, attention to customer satisfaction and superior execution results continue to drive our success. A major milestone during the fourth quarter of 2012 was the launch of our search engine monetization effort through both an internal monetization system and external partnership. We believe we are well positioned to capture a significant portion of the search market and help shape the competitive landscape in China, which will have a long-lasting transformative effect on our business model," concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, "We are thrilled to have surpassed our revenue guidance and internal profitability targets for both the fourth quarter and the full year. With 80% year-over-year growth, our online advertising business continued to gain market share in 2012, supported by a strong increase in our user activities, as well as our successful initiatives to deepen our monetization process. Our Internet value-added services also outpaced the market with revenue growth of 137% year-over-year driven by strong momentum in the number of paying web game users. In 2012, we made proactive investments in product and technology development to further our leadership position and expand our footprint, particularly in mobile Internet and search technology where we see tremendous opportunity for future expansion. We believe these investments will build on our strong foundation, support sustainable growth for our company and drive long-term shareholder value."

Fourth Quarter 2012 Results

Revenues

Revenues were $103.0 million, representing an increase of 65% from $62.3 million in the fourth quarter of 2011 and an increase of 23% from $84.0 million in the third quarter of 2012. The year-over-year and quarter-over-quarter increases in revenues were mainly due to continued robust growth in both online advertising and Internet value-added services.

Online advertising revenues were $66.9 million, up 49% from the same period last year and 15% from the prior quarter. The healthy year-over- year and quarter-over-quarter growth was primarily driven by increased monetization of user activities among the Company's key products, such as the 360 browsers and Personalized Start-up Pages, despite more modest macro-level growth. Growth in online advertising revenues were partially offset by the contraction of search referral revenue from third party search engines due to the launch of Qihoo 360's proprietary search service in August 2012.

Internet value-added service revenues, which are mainly derived from web game operations, were $35.2 million, up 105% from the same period last year and 38% from the prior quarter. The strong year-over-year and quarter-over-quarter increases were mainly driven by solid growth in the Company's paying game user base and expanded game portfolio.

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Cost of Revenues

Cost of revenues were $10.6 million, compared to $7.1 million in the fourth quarter of 2011 and $7.9 million in the third quarter of 2012, representing increases of 50% and 35%, respectively.

Operating Expenses

Operating expenses were $82.6 million, compared to $40.4 million in the fourth quarter of 2011 and $63.9 million in the third quarter of 2012. Operating expenses excluding share-based compensation (non-GAAP) were $68.6 million, compared to $31.2 million in the fourth quarter of 2011 and $52.6 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased personnel-related expenses, bandwidth expenses, equipment depreciation expenses and marketing expenses, as Qihoo 360 continued to strengthen its technology and product development capabilities, and expanded its business initiatives.

Operating Income

Operating income was $12.1 million, compared to $14.8 million in the fourth quarter of 2011 and operating income of $12.2 million in the prior quarter.

Operating income excluding share-based compensation (non-GAAP) was $26.1 million, compared to $24.1 million in the fourth quarter of 2011 and $23.5 million in the prior quarter.

Operating margin was 11.8%, compared to 23.8% in the fourth quarter of 2011 and 14.5% in the prior quarter.

Operating margin excluding share-based compensation (non-GAAP) was 25.4%, compared to 38.6% in the fourth quarter of 2011 and 28.0% in the prior quarter.

The year-over-year and sequential decline in non-GAAP operating margin was due to increased expenses in abovementioned areas related to new business initiatives in search and mobile Internet.

Net Income

Net income attributable to Qihoo 360 was $12.8 million, compared to $15.0 million in the fourth quarter of 2011 and $12.9 million in the prior quarter.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $26.7 million, compared to $24.3 million in the fourth quarter of 2011 and $24.2 million in the prior quarter.

Net Margin

Net margin was 12.4%, compared to 24.1% in the same period last year, and 15.4% in the prior quarter.

Net margin excluding share-based compensation (non-GAAP) was 26.0%, compared to 38.9% in the same period last year and 28.8% in the prior quarter. The year-over-year and sequential decline in non-GAAP net margin was also due to increased expenses in abovementioned areas related to new business initiatives in search and mobile Internet.

Diluted Earnings per ADS

Diluted EPADS for the fourth quarter of 2012 was $0.10, and diluted EPADS for the fourth quarter of 2012 excluding share-based compensation (non-GAAP) was $0.22. Both GAAP and non-GAAP weighted average ADS used in computing diluted EPADS was 123.6 million.

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Cash Flows and Balance Sheet

Net cash generated from operations in the fourth quarter of 2012 was $53.1 million, compared to $40.2 million in the same period last year and $20.7 million in the prior quarter. Cash capital expenditures were $21.4 million. As of December 31, 2012, the Company had cash and cash equivalents of $380.7 million.

Fiscal Year 2012 Results

Revenues

Revenues were $329.0 million, representing an increase of 96% from $167.9 million in 2011. The significant year-over-year increase in revenues was mainly due to continued robust growth in both online advertising and Internet value-added services.

Online advertising revenues were $221.5 million, representing an increase of 80% from $123.0 million in 2011. The strong growth was primarily driven by further market penetration of the Company's key products, such as the 360 browsers and the 360 Personalized Start-up Pages, increased user activity, as well as increased monetization efforts, despite the relatively challenging macro environment.

Internet value-added service revenues, which are mainly derived from web game operations, were $103.3 million, representing an increase of 137% from $43.6 million in 2011. The strong growth was mainly driven by continued expansion of the Company's game platform and solid growth of game paying user base.

Cost of Revenues

Cost of revenues was $32.8 million, compared with $18.9 million in 2011, representing an increase of 73%.

Operating Expenses

Operating expenses were $250.1 million, compared with $130.9 million in 2011. Operating expenses excluding share-based compensation (non-GAAP) were $199.5 million, compared with $83.0 million in 2011.

Operating Income

Operating income was $48.7 million, compared with $18.1 million in 2011.

Operating income excluding share-based compensation (non-GAAP) was $99.3 million, representing an increase of 50% from $66.1 million in 2011.

Operating margin was 14.8%, compared with 10.8% in 2011.

Operating margin excluding share-based compensation (non-GAAP) was 30.2%, compared with 39.4% in 2011. The year-over-year decline in non-GAAP operating margin was primarily due to increased expenses related to new business initiatives in search and mobile Internet.

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Net Income

Net income attributable to Qihoo 360 was $46.8 million, compared with $15.6 million in 2011.

Net income attributable to Qihoo 360 excluding share-based compensation (non-GAAP) was $97.4 million, representing an increase of 53% from $63.6 million in 2011.

Net Margin

Net margin was 14.2%, compared with 9.3% in 2011.

Net margin excluding share-based compensation (non-GAAP) was 29.6%, compared with 37.9% in 2011. The year-over-year decline in non- GAAP net margin was also due to increased expenses related to new business initiatives in search and mobile Internet.

Diluted Earnings per ADS

Diluted EPADS were $0.38, and diluted EPADS excluding share-based compensation (non-GAAP) were $0.80, compared to $0.55 in 2011. Weighted average ADS used in computing diluted EPADS in 2012 was 122.4 million.

Cash Flows and Balance Sheet

Net cash flow generated from operations in 2012 was $117.8 million, compared to $82.3 million in 2011. Cash capital expenditures were $73.9 million. As of December 31, 2012, the Company had cash and cash equivalents of $380.7 million, compared with $343.7 million as of December 31, 2011.

Business Outlook

For the first quarter of 2013, the Company expects revenues to be between $104.5 million and $106.5 million, representing a year-over-year increase of 50.8% - 53.7% and quarter-over-quarter increase of 1.5% - 3.4%. These estimates reflect the Company's current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360's management will host a conference call to discuss the results at 7:30 p.m. Eastern Time on March 5, 2013 (8:30 a.m. Beijing time on March 6, 2013).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004
US Toll / International Dial In:	+1 718-354-1231
Hong Kong Dial In:	+852-2475-0994
Passcode:	QIHU

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 p.m. Eastern Time on March 5, 2013 through 08:30 a.m. Eastern Time on March 13, 2013. The dial-in details for the replay are:

International Dial In:	+1 855-452-5696
US Dial In:	+1 646-254-3697
Passcode:	14036100

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A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the "Business Outlook" section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2012.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574

E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc. Brandi Floberg or Lee Roth Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

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Qihoo 360 Technology Co. Ltd. Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except for shares and per share data)
(Unaudited)

	December 31, 2011	December 31, 2012
ASSETS
Current assests:
Cash and cash equivalents	343,731	380,664
Restricted Cash	-	1,905
Trading securities	231	179
Accounts receivable (net of allowance for doubtful accounts of $68 and $213 as of December 31, 2011 and December 31, 2012, respectively)	16,741	23,591
Prepaid expenses and other current assets	12,808	26,802
Deferred tax assets-current	858	2,131
Total current assets	374,369	435,272
Property and equipment, net	16,665	126,035
Land use rights, net	-	73,645
Acquired intangible assets, net	7,854	12,310
Goodwill	4,580	4,628
Long-term investments	15,561	27,559
Other noncurrent assets	4,415	9,335
Deferred tax assets - noncurrent	514	745
TOTAL ASSETS	423,958	689,529
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,872 and $7,109 as of December 31, 2011 and December 31, 2012, respectively)	5,872	7,109
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,469 and $41,636 as of December 31, 2011 and December 31, 2012, respectively)	21,287	168,694
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $9,831 and $17,520 as of December 31, 2011 and December 31, 2012, respectively)	12,089	21,049
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,635 and $2,710 as of December 31, 2011 and December 31, 2012, respectively)	7,312	6,862

Total current liabilities	46,560	203,714
Deferred tax liabilities - noncurrent	507	790
Other noncurrent liabilities (including other noncurrent liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $286 and $nil as of December 31, 2011 and December 31, 2012, respectively)	286	-
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $1,589 and $3,242 as of December 31, 2011 and December 31 2012, respectively)	5,113	6,762

TOTAL LIABILITIES	52,466	211,266
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders' equity	370,853	478,096
Noncontrolling interest	639	167
Total equity	371,492	478,263
TOTAL LIABILITIES AND EQUITY	423,958	689,529

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Qihoo 360 Technology Co. Ltd. Condensed Consolidated Statements of operations
(U.S. dollars in thousands, except for shares and per share data)
(Unaudited)

				Twelve Months	Twelve Months
	Three Months Ended			Ended	Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2012	2012	2011	2012
Revenues:
Internet services	62,169	84,028	102,951	166,961	328,882
Sales of third party anti-virus software	152	7	-	890	150
Total revenues	62,321	84,035	102,951	167,851	329,032
Cost of revenues:
Internet services	7,042	7,901	10,649	18,680	32,762
Sales of third party anti-virus software	38	3	-	238	40
Total cost of revenues	7,080	7,904	10,649	18,918	32,802
Subsidy income	8	-	2,428	151	2,570
Operating expenses:
Selling and marketing	10,251	13,909	18,616	46,836	58,178
General and administrative	6,772	8,535	10,450	19,054	34,295
Product development(a)	23,392	41,475	52,169	65,049	156,269
Impairment loss on intangible assets	-	-	1,348	-	1,348
Total operating expenses	40,415	63,919	82,583	130,939	250,090

Income from operations	14,834	12,212	12,147	18,145	48,710
Interest income, net	1,185	1,699	1,658	2,541	6,715
Other income (expense)	-	54	773	(3)	1,243
Exchange gain	2,719	1,102	966	6,294	49
Impairment loss on long-term investment	(902)	(157)	(2,145)	(902)	(2,302)
Change on fair value of trading securities	(63)	(44)	6	(220)	(52)
Gain on disposal of subsidiaries and long-term investments	-	1,282	2,024	-	8,332
Income before income tax expense and loss from equity method investments	17,773	16,148	15,429	25,855	62,695

Income tax expense	(3,028)	(1,497)	(1,439)	(10,874)	(11,379)
Loss from equity method investments	(392)	(1,932)	(1,355)	(437)	(4,845)
Net income	14,353	12,719	12,635	14,544	46,471

Less: Net loss attributable to noncontrolling interest	681	212	117	1,059	275
Net income attributable to
Qihoo 360 Technology Co. Ltd.	15,034	12,931	12,752	15,603	46,746
Accretion of Series A convertible participating
redeemable preferred shares	-	-	-	203	-
Accretion of Series B convertible participating
redeemable preferred shares	-	-	-	313	-
Accretion of Series C convertible participating
redeemable preferred shares	-	-	-	255	-
Net income attributable to ordinary shareholders	15,034	12,931	12,752	14,832	46,746
Net income per ordinary share-basic	0.09	0.07	0.07	0.10	0.26
Net income per ordinary share-diluted	0.08	0.07	0.07	0.09	0.25

Weighted average shares used in calculating
net income per ordinary share- basic (in millions)(b)	176	176	177	149	176
Weighted average shares used in calculating
net income per ordinary share-diluted (in millions)(b)	180	183	185	173	184

(a): From Q3 2011, the Company changed the "Research and development expenses" to "Product development expenses" in the statements of operations. This is mainly because the business has been growing rapidly and along with the development of new products, the Company has devoted more resources in enhancing its existing products, by which the Company believes using "Product development expenses" will better reflect the nature of such expenses.

The Product development expenses include costs associated with new product development and enhancement for existing products, such as salaries and benefits, including share-based compensation expenses, costs of bandwidth and utilities, license and technical service fees, and depreciation of equipment and amortization of acquired intangible assets.

(b): 3 Ordinary Shares = 2 ADSs

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Qihoo 360 Technology Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Three-months period ended		Twelve months period ended
	December 31,	December 31,	December 31,	December 31,
	2011	2012	2011	2012

Cash flows from operating activities:
Net income	14,353	12,635	14,544	46,471
Share-based compensation	9,226	13,976	47,989	50,605
Depreciation and amortization	1,635	7,074	4,227	16,597
Gain on disposal of fixed assets	-	(838)	-	(838)
Loss on equity method investment	392	1,354	437	4,844
Gain on disposal of subsidiaries and long-term investments	-	(2,024)	-	(8,332)
Loss from impairment of intangible assets	87	1,348	87	1,348
Impairment on long-term investment	902	2,145	902	2,302
Unrealized holding loss (gain) on trading securities	63	(6)	220	52
Provision of allowance for doubtful accounts	-	172	51	454
Changes in operating assets and liabilities	13,504	17,291	13,846	4,285
Net cash provided by operating activities	40,162	53,127	82,303	117,788
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(7,770)	(21,357)	(17,777)	(73,869)
Payment for the purchase of other assets	(463)	-	(1,571)	(459)
Consideration paid in connection with business acquisition	(815)	-	(487)	258
Payment for investment	(5,971)	(3,354)	(14,976)	(24,241)
Cash collected from sale of a subsidiary	-	4,004	-	13,847
Proceeds from disposal of property and equipment and intangible assets	-	1,103	-	2,126
Increase in restricted cash	-	(1,902)	-	(1,902)
Dividends received by company	-	-	-	313
Net cash used in investing activities	(15,019)	(21,506)	(34,811)	(83,927)

Cash flows from financing activities:
Proceeds from initial public offering ("IPO")	-	-	234,312	-
Capital contribution from noncontrolling interest	-	1	1,559	36
Payment for IPO cost	(1,320)	-	(2,611)	-
Prepayment for share repurchase	-	-	-	(139)
Proceeds from exercise of stock option	20	-	20	2,089
Net cash (used in)/provided by financing activities	(1,300)	1	233,280	1,986

Effect of exchange rate changes	871	1,019	2,454	1,086
INCREASE IN CASH	24,714	32,641	283,226	36,933
CASH, BEGINNING OF PERIOD	319,017	348,023	60,505	343,731
CASH, END OF PERIOD	343,731	380,664	343,731	380,664

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Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended December 31, 2011			Three Months Ended September 30, 2012			Three Months Ended December 31, 2012
	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP

Operating expenses	$40,415	($9,219)	$31,196	$63,919	($11,299)	$52,620	$82,583	($13,976)	$68,607

Income from operations	$14,834	$9,226	$24,060	$12,212	$11,299	$23,511	$12,147	$13,976	$26,123

Operating margin	23.8%		38.6%	14.5%		28.0%	11.8%		25.4%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$15,034	$9,226	$24,260	$12,931	$11,299	$24,230	$12,752	$13,976	$26,728

Net margin	24.1%		38.9%	15.4%		28.8%	12.4%		26.0%

Diluted earnings per ADS	$0.13		$0.20	$0.11		$0.20	$0.10		$0.22

	Twelve Months Ended December 31, 2011			Twelve Months Ended December 31, 2012
	GAAP	Adjustment(c)	Non-GAAP	GAAP	Adjustment(c)	Non-GAAP

Operating expenses	$130,939	($47,973)	$82,966	$250,090	($50,601)	$199,489

Income from operations	$18,145	$47,989	$66,134	$48,710	$50,605	$99,315

Operating margin	10.80%		39.40%	14.80%		30.20%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$15,603	$47,989	$63,592	$46,746	$50,605	$97,351

Net margin	9.30%		37.90%	14.20%		29.60%

Diluted earnings per ADS	$0.14		$0.55	$0.38		$0.80

(c): Adjustment to exclude the share-based compensation expense of each period.

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